

07001550



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road
(No. and Street)

Winston-Salem	NC	27104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

Post Office Box 10345	Greensboro	NC	27404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Orr Group, LLC

Financial Statements

December 31, 2006



Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants



Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Independent Auditor's Report

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute
of Certified Public
Accountants

North Carolina
Association of
Certified Public
Accountants

To The Directors and Members
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of **The Orr Group, LLC** as of December 31, 2006, and the related statement of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The Orr Group, LLC** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2007

The Orr Group, LLC

Statement of Financial Condition
As of December 31, 2006

Assets

Current Assets	
Cash	$ 61,628
Accounts Receivable	32,504
Reimburseable Expenses	34,394
Prepaid Expenses	13,501
Total Current Assets	**142,027**
Property and Equipment	
Computer and Software	7,843
Office Furniture and Equipment	2,257
Total	10,100
Accumulated Depreciation	2,154
Net Property and Equipment	**7,946**
Total Assets	**$ 149,973**

Liabilities and Members' Equity

Current Liabilities	
Accounts Payable	$ 24,615
Credit Card Payable	4,610
Total Current Liabilities	**29,225**
Members' Equity	**120,748**
Total Liabilities and Members' Equity	**$ 149,973**

The accompanying notes are an integral part of these financial statements.

The Orr Group, LLC

Statement of Income
For the Year December 31, 2006

Revenues		
Fees and Commissions		$ 2,848,075
Expenses		
Employee Compensation	799,716	
Commissions	170,000	
Travel	66,213	
Dues and Subscription	60,591	
Professional Fees	101,076	
Office Rent	26,881	
Insurance	62,298	
Payroll Taxes	32,866	
Contract Services	5,086	
Telephone	16,165	
Simple Plan Company Match	24,259	
Office Supplies	19,466	
Meals and Entertainment	10,276	
Marketing and Advertising	3,543	
Repairs and Maintenance	22,897	
Printing and Reproduction	3,444	
Postage and Delivery	5,098	
Consulting Fees	90,000	
Workers' Compensation Insurance	3,299	
Depreciation	1,529	
Interest	475	
Property Taxes	63	
Contributions	700	
Gifts	631	
Total Expenses		1,526,572
Net Income		$ 1,321,503

The accompanying notes are an integral part of these financial statements.

The Orr Group, LLC

Statement of Cash Flows
December 31, 2006

Cash Flow from Operating Activities:	
Net Income	$ 1,321,503
Adjustments to Reconcile Net Income to	
Net Cash Provided (Used) by Operating Activities:	
Depreciation	1,529
Changes in Operating Accounts:	
Accounts Receivable	(32,504)
Reimburseable Expenses	(23,938)
Prepaid Expenses	(427)
Accounts Payable	16,260
Credit Card Payable	1,732
Net Cash Provided by Operating Activities	**1,284,155**
Cash Flows from Investing Activities:	
Purchase of Property and Equipment	(2,789)
Net cash used by investing activities	**(2,789)**
Cash flows from Financing Activities:	
Capital Contributions	11,000
Distributions Paid	(2,134,170)
Net Cash Used by Financing Activities	**(2,123,170)**
Net Decrease in Cash	**(841,804)**
Cash at Beginning of Year	**903,432**
Cash at End of Year	**$ 61,628**
Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 475

The accompanying notes are an integral part of these financial statements.

The Orr Group, LLC

Statement of Changes in Members' Equity
December 31, 2006

Balance, December 31, 2005	**$**	**922,415**
Capital Contributions		11,000
Distributions Paid		(2,134,170)
Net Income		1,321,503
Balance, December 31, 2006	**$**	**120,748**

The accompanying notes are an integral part of these financial statements.

The Orr Group, LLC

Statement of Changes in Liabilities Subordinated To Claims of General Creditors December 31, 2006

Balance, January 1, 2006	**$ 0**
Increases (Decreases), 2006	0
Balance, December 31, 2006	**$ 0**

The accompanying notes are an integral part of these financial statements.

The Orr Group, LLC

Notes to Financial Statements
December 31, 2006

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina Limited Liability Company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $32,403 which was $27,403 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .90 to 1 at December 31, 2006.

Accounting Method

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with orginal maturities of three months or less to be cash equivalents.

Accounts Receivable

Management considers accounts receivable to be collectible therefore no allowance for doubtful accounts is requred.

(Continued)

(Continued)

Property, Equipment and Depreciation

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and Software	3 -5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2006 totaled $1,529.

Advertising Cost

The Company expenses the cost of advertising or marketing as they are incurred. Advertising expense was $3,543 for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2006 there were no Class B interests.

NOTE 2 - Income Tax Status

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal income tax returns of the members. The financial statements do not reflect a provision for income taxes.

The Orr Group, LLC

Notes to Financial Statements
December 31, 2006

NOTE 3 - Commitments

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring November 30, 2001. The following is a schedule by years of the future minimum payments under this operating lease as of December 31, 2006.

2007	47,742
2008	48,980
2009	50,256
2010	51,570
2011	48,945
Total	247,493

Rent expense for the year ended December 31, 2006 was $26,881.

NOTE 4 - Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Winston Salem, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time the Company's bank balance exceeds the federally insured limit.

NOTE 5 - Simple Retirement Plan

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self-employed earnings for the members/owners.

For the year December 31, 2006 the Company's matching contributions were $24,259.

NOTE 6 - Related Party Transactions

The Company paid a related individual and a related entity approximately $99,000 during 2006 for consulting and professional services.

The Company is affiliated with another company that owns an airplane through common ownership. From time to time the Company uses the airplane for business travel and, in turn, pays the related entity for the cost of the travel.

Schedule 1

The Orr Group, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Secruities and Exchange Commission
December 31, 2006

Net Capital		
Total members' equity		$ 120,748
Deduct members' equity not allowable for net capital		0
Total members' equity qualified for net capital		120,748
Add:		
Subordinated borrowings allowable in computation of net capital of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings		120,748
Deductions and/or charges:		
Nonallowable assets:		
Furniture and Equipment at cost net of accumulated depreciation	7,946	
Accounts receivable	32,504	
Reimburseable expenses	34,394	
Prepaid expenses	13,501	
Total nonallowable assets		88,345
Net Capital		$ 32,403
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and credit card payable		29,225
Total Aggregate Indebtedness		**29,225**
Computation of basic net capital requirement		
Minimum net captial required (6 2/3% of aggregate indebtedness)		1,948
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net Capital Requirement		**$ 5,000**
Ratio: Aggregate indebtedness to net capital		.90 to 1

The Orr Group, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Secruities and Exchange Commission
December 31, 2006

Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 61,628
Audit adjustments to record accounts payable and credit card payable	29,225
Net capital, as reported on Audited Financial Statement Schedule I - Computation of Net Capital	$ 32,403

Exemption Provisions Under Rule 15c3-3

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).



Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute of Certified Public Accountants

North Carolina Association of Certified Public Accountants

To the Directors and Members
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2007

END